SCHEDULE 13G

Amendment No. 0
Colt Telecom Group plc
Ordinary Shares
Cusip # 19699E220


Cusip # 19699E220
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	91,399,528  ordinary shares (including 20,000,000 shares issuable upon
conversion of the 	Convertible Preference Shares and 13,442,528 shares
issuable upon conversion of the Junior
	Subordinated Debentures)
Item 6:	None
Item 7:	91,399,528 ordinary shares (including 20,000,000 shares issuable upon conversion of Convertible Preference Shares and 13,442,528 shares issuable upon conversion of the Junior Subordinated Debentures)
Item 8:	None
Item 9:	91,399,528 ordinary shares (including 20,000,000 shares issuable upon conversion of Convertible Preference Shares and 13,442,528 shares issuable upon conversion of the Junior Subordinated Debentures)
Item 11:	76.08%
Item 12:	HC




Cusip # 19699E220
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	91,399,528 ordinary shares (including 20,000,000 shares issuable upon conversion of Convertible Preference Shares and 13,442,528 shares issuable upon conversion of the Junior Subordinated Debentures)
Item 8:	None
Item 9:	91,399,528 ordinary shares (including 20,000,000 shares issuable upon conversion of Convertible Preference Shares and 13,442,528 shares issuable upon conversion of the Junior Subordinated Debentures)
Item 11:	76.08%
Item 12:	IN



Cusip # 19699E220
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	91,399,528 ordinary shares (including 20,000,000 shares issuable upon conversion of Convertible Preference Shares and 13,442,528 shares issuable upon conversion of the Junior Subordinated Debentures)
Item 8:	None
Item 9:	91,399,528 ordinary shares (including 20,000,000 shares issuable upon conversion of Convertible Preference Shares and 13,442,528 shares issuable upon conversion of the Junior Subordinated Debentures)
Item 11:	76.08%
Item 12:	IN






Item 1(a).	Name of Issuer:

		Colt Telecom Group plc

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Bishopsgate Court, 4 Norton Folgate
		London, E1 6DQ  United Kingdom

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Ordinary Shares

Item 2(e).	CUSIP Number:

		19699E220

Item 3.	Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	91,399,528

	(b)	Percent of Class:
	76.08%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	91,399,528

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	91,399,528

	(iv)	shared power to dispose or to direct the disposition of:
	None



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons beneficially own and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of Colt Telecom
Group plc covered by this Schedule 13G.
  		The interest of Colt Inc. in the ordinary shares of Colt Telecom Group plc amounted to 47,247,934 shares or 39.33% of the total outstanding ordinary shares at December 31, 1996.
The number of ordinary shares beneficially owned by Colt Inc.
at December 31, 1996 included 10,550,000 ordinary shares resulting from the assumed conversion of 10,550,000 shares of the Convertible Preference Shares (1 ordinary share for each Convertible Preference Share), and 7,091,288 ordinary shares resulting from the assumed conversion of the Junior
Subordinated Debentures. The number of ordinary shares also includes 1,757,000 shares that are held by a trust over which Colt Inc. has voting control, and the power to approve payments made from the trust, (which must be made pursuant to an employee benefit plan), and in which Colt Inc. has a residual ownership interest. Colt Inc. also holds an option to acquire, at a nominal price, a special share of Colt Telecom Group plc which, during a period ending on or, in certain cases, before December 31, 2001, will confer on the holder thereof the right, if a person other than Colt Inc., FMR Corp., Fidelity
International Limited Partnership, Fidelity International
Limited, or their affiliates acquires more than 30% of the outstanding shares of Colt Telecom Group plc to cast a majority of the votes cast at any of its shareholders meetings.
	 	The interest of Fidelity Investors Limited Partnership in the ordinary shares of Colt Telecom Group plc amounted to 36,092,176 shares or 30.04% of the total outstanding ordinary shares at December 31, 1996. The number of ordinary shares beneficially owned by Fidelity Investors Limited Partnership at December 31, 1996 included 7,725,000 ordinary shares resulting from the assumed conversion of 7,725,000 shares of the Convertible Preference Shares (1 ordinary shares for each Convertible Preference Share), and 5,192,435 ordinary shares resulting from the assumed conversion of the Junior
Subordinated Debentures.
			The interest of Fidelity International Limited in the ordinary shares of Colt Telecom Group plc amounted to 8,058,746 shares or 6.71% of the total outstanding ordinary shares at December 31, 1996. The number of ordinary shares beneficially owned by Fidelity International Limited at December 31, 1996 included 1,725,000 ordinary shares resulting from the assumed conversion of 1,725,000 shares of the Convertible Preference
Shares (1 ordinary share for each Convertible Preference
Share), and 1,158,805 shares of ordinary shares resulting from the assumed conversion of the Junior Subordinated Debentures.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.



Item 10.	Certification.

	Not applicable.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the ordinary shares of Colt Telecom Group plc at December 31, 1996 is true, complete and correct.



	February 14, 1997
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title





	Colt Inc. ("COLT"), 82 Devonshire Street, Boston, Massachusetts 02109, an indirect wholly-owned subsidiary of FMR Corp., is the beneficial owner of 47,247,934 ordinary shares or 39.33% of the ordinary shares outstanding of Colt Telecom Group plc ("the Company") . The number of ordinary shares owned by COLT at December 31, 1996 included 10,550,000 ordinary shares resulting from the assumed conversion of 10,550,000 shares of the Convertible Preference Shares (1 ordinary share for each Convertible Preference Share), and 7,091,288 ordinary shares resulting from the assumed conversion of the Junior
Subordinated Debentures.

	Edward C. Johnson 3d, Chairman and Chief Executive Officer of FMR Corp., and FMR Corp., each may be deemed to have sole power to vote or direct the vote and to dispose of the 47,247,934 ordinary shares owned by COLT.

	Fidelity Investors Limited Partnership ("FILP"), 82 Devonshire Street, Boston, Massachusetts 02109, a Delaware limited partnership, the general partner of which is owned by, and the limited partners of which are, certain shareholders and employees of FMR Corp., including Edward C. Johnson 3d, is the beneficial owner of 36,092,176 ordinary shares or 30.04% of the total outstanding ordinary shares at December 31, 1996. The number of ordinary shares owned by Fidelity Investors Limited Partnership at December 31, 1996 included 7,725,000 ordinary shares resulting from the assumed conversion of 7,725,000 shares of the Convertible Preference Shares (1 ordinary share for each convertible preference share), and 5,192,435 ordinary shares resulting from the assumed conversion of the Junior Subordinated Debentures.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is also the beneficial owner of 8,058,746 ordinary shares or 6.71% of the ordinary shares outstanding of the Company. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B, page 10.




	This Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudian joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as the record and beneficial owner of 8,058,746 ordinary shares or 6.71% of the ordinary shares outstanding of Colt Telecom Group plc, which shares are held for the account of FIL and not the international funds. The number of ordinary shares owned by Fidelity International Limited at December 31, 1996 included 1,725,000 ordinary shares resulting from the assumed conversion of 1,725,000 shares of the Convertible Preference Shares (1 ordinary share for each convertible preference share), and 1,158,805 ordinary shares resulting from the assumed conversion of the Junior Subordinated Debentures.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.






	The undersigned persons, on February 14, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the ordinary shares of Colt Telecom Group plc at December 31, 1996.
	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Colt Inc.
	By	/s/Donald S. Heaton
Donald S. Heaton
Vice President

	Fidelity Investors Limited Partnership
	By: Fidelity Investors Management Corp.
	By	/s/David C. Weinstein
David C. Weinstein
Vice President


	Fidelity International Limited
	By	/s/Arthur S. Loring
Arthur S. Loring
Attorney-in-Fact